

September 11, 2013

Via E-mail
Susan D. DeVore
President, Chief Executive Officer and Director
Premier, Inc. S-1
13034 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Premier, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2013**
> **File No. 333-190828**

Dear Ms. DeVore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please fill in as many blanks as possible with your next amendment.

Prospectus Cover Page

2.   Please balance the disclosure that holders of Class A common stock will collectively own 100% of the economic interests in Premier, Inc. by also disclosing the percentage of the total economic interests they will hold in the consolidated entity.

Prospectus Summary, page 1

3.   We note the updated retention rates disclosed on page 130. Please balance the revised disclosure of your average retention rates for your GPO programs and your SaaS subscriptions with the retention rates for the most recent fiscal year end.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 19

4.   We note your inclusion of Adjusted fully distributed net income attributable to PHSI. Please provide us with more information regarding your adjustment for fully distributed income taxes including a detailed schedule showing how this amount is calculated. In addition, please tell us whether "fully distributed income taxes" meets the definition of a non-GAAP measure as defined in Item 10(e) of Regulation S-K. Finally, please tell us how you determined it would be appropriate to provide a non-GAAP measure solely related to pro forma information without also including the measure for all periods presented in your financial statements.

Comparison of the Fiscal Years Ended June 30, 2013 and 2013, page 103

5.   We note the increases in net administrative fees and product revenue.   Please discuss the reasons for the increases. What portions of the increases were from existing members compared to new members? Also, please clarify if the increase in gross administrative fees of $23.5 million is primarily attributed to the conversion of certain members.

Unaudited Pro Forma Consolidated Financial Information, page 81

Unaudited Pro Forma Consolidated Statement of Income, page 84

Adjustment (6), page 87

6.   Please revise your discussion here, and throughout your filing, to disclose the total amount of unpaid partner distributions related to the six month period ended June 30, 2013, and the estimated distributions to be paid related to the period from July 1, 2013 through the effective date of the Reorganization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel